United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

Press Release

Vale makes donations to people impacted by the Dam I breach in Brumadinho

Rio de Janeiro, February 1st, 2019 — Vale S.A. (“Vale”) informs that it will expand the humanitarian financial aid to those impacted by the Dam I breach in Brumadinho.

Two financial aid categories will be created: one for all the families that resided in the Self-Saving Zone(1) (ZAS, Zona de Autossalvamento) of the Emergency Action Plan for Mining Dams (PAEBM, Plano de Ação de Emergência de Barragens de Mineração), which will receive a R$ 50,000 donation, and a another one for those families that did not reside at the ZAS region but carried out rural or commercial activities registered by the company when the PAEBM was created. For the latter, the donation will be of R$ 15,000.

The procedures to receive the humanitarian financial aid will be released next week.

It is important to highlight that this humanitarian financial aid is characterized as a donation, with the objective of minimizing eventual uncertainties of those impacted. This is not a compensation, which will be agreed upon at a later moment by the interested parties.

Besides this initiative, Vale is conducting several humanitarian actions. Since the dam breach, the company has established a team of more than 300 people, composed of doctors, nurses, social assistants, psychologists and volunteers, to assist the population and the impacted families.

For further information, please contact:

+55-21-3485-3900

Andre Figueiredo: andre.figueiredo@vale.com

Andre Werner: andre.werner@vale.com

Carla Albano Miller: carla.albano@vale.com

Fernando Mascarenhas: fernando.mascarenhas@vale.com

Samir Bassil: samir.bassil@vale.com

Bruno Siqueira: bruno.siqueira@vale.com

Clarissa Couri: clarissa.couri@vale.com

Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

(1) Self-Saving Zone (ZAS) is the area downstream from the dam where it is considered that the warnings to the population are a responsibility of the company, as there is not enough time for an intervention of the competent authorities in case of an emergency.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: February 1, 2019		Director of Investor Relations